Filed Pursuant to Rule 424(b)(4)
Registration No. 333-120804
PROSPECTUS

3,000,000 Shares

Common Stock

          This is an offering of shares of common stock of Psychiatric Solutions, Inc. Of the 3,000,000 shares being offered, we are selling 2,850,000 shares and the selling stockholders identified in this prospectus are selling 150,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

          Our common stock is traded on the Nasdaq National Market under the symbol “PSYS.” On December 14, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $34.22 per share.

          Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total

Public offering price	$33.70	$101,100,000
Underwriting discount	$1.685	$5,055,000
Proceeds, before expenses, to Psychiatric Solutions, Inc.	$32.015	$91,242,750
Proceeds, before expenses, to the selling stockholders	$32.015	$4,802,250

          The underwriters may also purchase up to an additional 450,000 shares from us and one of our directors at the purchase price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about December 20, 2004.

Joint Book-Running Managers

Merrill Lynch & Co.	Citigroup

Lehman Brothers

Banc of America Securities LLC	Raymond James

Avondale Partners

The date of this prospectus is December 14, 2004.

          You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information different from what is contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

PROSPECTUS SUMMARY

          The following summary highlights information about us and the offering of our common stock contained elsewhere or incorporated by reference in this prospectus. It is not complete and may not contain all of the information that may be important to you in making a decision to purchase our common stock. For a more complete understanding of us and our offering of common stock, we urge you to read this entire prospectus carefully, including the “Risk Factors” section of this prospectus and the documents identified in the “Incorporation of Documents by Reference” section of this prospectus. Throughout this prospectus (unless the context otherwise requires), when we refer to “Psychiatric Solutions,” “us,” “we” or “our,” we are describing Psychiatric Solutions, Inc. together with its subsidiaries and other operations.

Psychiatric Solutions

          We are a leading provider of inpatient behavioral health care services in the United States. Through our inpatient division, we operate 34 owned or leased inpatient behavioral health care facilities with approximately 4,000 beds in 19 states. In addition, through our inpatient management contract division, we manage 41 behavioral health care units for third parties and eight behavioral health care facilities for government agencies. We believe that our singular focus on the provision of behavioral health care services allows us to operate more efficiently and provide higher quality care than our competitors. We primarily operate in underserved markets with limited competition and favorable demographic trends.

          Since we acquired our first inpatient behavioral health care facility in 2001, our operations, revenues and earnings have experienced significant growth. The number of inpatient behavioral health care facilities we own or lease has increased from four facilities as of December 31, 2001 to 34 facilities as of September 30, 2004. We generated revenue of $284.9 million and $352.0 million, respectively, for the year ended December 31, 2003 and the nine months ended September 30, 2004.

          Our inpatient behavioral health care facilities accounted for approximately 85.5% of our revenue for the nine months ended September 30, 2004. These inpatient facilities offer a wide range of inpatient behavioral health care services. We offer these services through a combination of inpatient behavioral facilities and residential treatment centers. Our inpatient behavioral facilities provide the most intensive level of care, including 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist and intensive, highly coordinated treatment by a physician-led team of mental health professionals. Our residential treatment centers, or RTCs, offer longer term treatment programs primarily for children and adolescents with long-standing acute behavioral health problems. Our RTCs provide physician-led, multi-disciplinary treatments that address the overall medical, psychiatric, social and academic needs of the patient.

          Our inpatient management contract division accounted for approximately 14.5% of our revenue for the nine months ended September 30, 2004. This portion of our business involves the development, organization and management of behavioral health care programs within medical surgical hospitals and the management of inpatient behavioral health care facilities for government agencies, as well as a contract to provide case management services in and around Nashville, Tennessee. We provide our customers with a variety of management options, including (1) clinical and management infrastructure, (2) personnel recruitment, staff orientation and supervision, (3) corporate consultation and (4) performance improvement plans. Our broad range of services can be customized into individual programs that meet specific facility and community requirements. We are dedicated to providing quality programs with integrity, innovation and flexibility.

Recent Developments

          The Centers for Medicare and Medicaid Services, or CMS, released a final rule on November 3, 2004 establishing a prospective payment system for inpatient psychiatric facilities, which was required by the Balanced Budget Refinement Act of 1999. The new per diem prospective payment system will replace the existing cost-based payment system effective for cost-reporting periods beginning on or after January 1,

2005, and will be phased in over a three-year transition period. We expect the prospective payment system to have a favorable impact on our future results of operations.

Our Industry

          An estimated 22% of the U.S. adult population and 10% of U.S. children and adolescents suffer from a diagnosable mental disorder in a given year. Based on the 2002 U.S. census, these figures translate to approximately 50 million Americans. In addition, four of the ten leading causes of disability in the United States are mental disorders.

          The behavioral health care industry is extremely fragmented with only a few large national providers. During the 1990s, the behavioral health care industry experienced a significant contraction following a long period of growth. Between 1990 and 1999, nearly 300 inpatient behavioral health care facilities, accounting for over 40% of available beds, were closed. The reduction was largely driven by third party payors who decreased reimbursement, implemented more stringent admission criteria and decreased the authorized length of stay. We believe this reduced capacity has resulted in an underserved patient population.

          Reduced capacity, coupled with mental health parity legislation providing for greater access to mental health services, has resulted in favorable industry fundamentals. Behavioral health care providers have enjoyed significant improvement in reimbursement rates, increased admissions and stabilized lengths of stay. According to the National Association of Psychiatric Health Systems, payments for the inpatient care of behavioral health and addictive disorders have increased nationwide. Inpatient admissions increased from an average of approximately 2,350 in 2001 to an average of approximately 2,500 in 2002, while the average occupancy rates stabilized at approximately 74% for both 2001 and 2002 after being approximately 69% in 2000. Following a rapid decrease during the early 1990s, inpatient average length of stay stabilized between 9 and 10 days from 1997 to 2002. In 2002, the inpatient average length of stay was 10.3 days. The average RTC net revenue per day in 2002 was $288 for hospital-based RTC units and $273 for freestanding RTC facilities. The average number of admissions for hospital-based RTC units was 171 for 2002. The average number of admissions for freestanding RTC facilities was 213 for 2002. The average occupancy rate for hospital-based RTC units increased from 73.0% in 2001 to 74.9% in 2002, with an average length of stay of 165.5 days in 2002. The average occupancy rate for freestanding RTC facilities was 82.6% in 2002, with an average length of stay of 187.3 days in 2002. These favorable trends have resulted in high demand for inpatient behavioral health care services.

Our Competitive Strengths

          We believe the following competitive strengths contribute to our strong market share in each of our markets and will enable us to continue to successfully grow our business and increase our profitability:

•	Singular focus on inpatient behavioral health care — We focus exclusively on the provision of inpatient behavioral health care services. We believe this allows us to operate more efficiently and provide higher quality care than our competitors. In addition, we believe our focus and reputation have helped us to develop important relationships and extensive referral networks within our markets and to attract and retain qualified behavioral health care professionals.

•	Strong and sustainable market position — Our inpatient facilities have an established presence in each of our markets, and we believe that the majority of our owned and leased inpatient facilities have the leading market share in their respective service areas. Our relationships and referral networks would be difficult, time-consuming and expensive for new competitors to replicate. In addition, many of the states in which we operate require a certificate of need to open a behavioral health care facility, which may be difficult to obtain and may further preclude new market participants.

•	Demonstrated ability to identify and integrate acquisitions — We attribute part of our success in integrating acquired inpatient facilities to our rigorous due diligence review of these facilities prior to completing the acquisitions as well as our ability to retain key employees at the acquired facilities. We employ a disciplined acquisition strategy that is based on defined criteria including quality of service, return on invested capital and strategic benefits. We also have a comprehensive post- acquisition strategic plan to facilitate the integration of acquired facilities that includes improving facility operations, retaining and recruiting psychiatrists and expanding the breadth of services offered by the facilities.

•	Diversified payor mix and revenue base — As we have grown our business, we have focused on diversifying our sources of revenue. For the nine months ended September 30, 2004, we received 36% of our revenue from Medicaid, 28% from multiple commercial and private payors, 15% from various state and local government payors, 9% from various third parties and 12% from Medicare. As we receive Medicaid payments from more than 40 states, we do not believe that we are significantly affected by changes in reimbursement policies in any one state. Substantially all of our Medicaid payments relate to the care of children and adolescents. Management believes that children and adolescents are a patient class that is less susceptible to reductions in reimbursement rates. For the nine months ended September 30, 2004, no single inpatient facility represented more than 7% of our revenue.

•	Experienced management team — Our senior management team has an average of 20 years of experience in the health care industry. Joey A. Jacobs, our Chairman, President and Chief Executive Officer, has over 29 years experience in various capacities in the health care industry. Jack R. Salberg, our Chief Operating Officer, has more than 30 years of operational experience in both profit and non-profit health care sectors. Our senior management operates as a cohesive, complementary group and has extensive operating knowledge of our industry and understanding of the regulatory environment in which we operate. Our senior managers employ conservative fiscal policies and have a successful track record in both operating our core business and integrating acquired assets.

•	Consistent free cash flow and minimal capital requirements — We generate consistent free cash flow due to the profitable operation of our business, our low capital expenditure requirements and through the active management of our working capital. As the behavioral health care business does not require the procurement and replacement of expensive medical equipment, our capital expenditure requirements are less than that of other facility-based health care providers. Historically, our capital expenditures have amounted to less than 2% of our revenue. Our accounts receivable management is less complex than acute care providers because there are fewer billing codes for inpatient behavioral health care facilities.

Our Growth Strategy

          We have experienced significant growth in our operations as measured by the number of our facilities, admissions, patient days, revenue and net income. We intend to continue to successfully grow our business and increase our profitability by improving the performance of our inpatient facilities and through strategic acquisitions. The principal elements of our growth strategy are to:

•	Continue to Drive Same-Facility Growth — We increased our revenue by approximately 8.5% for the nine months ended September 30, 2004 as compared to our revenue for the nine months ended September 30, 2003 through same-facility growth. We intend to continue to increase our same-facility growth by increasing our admissions and patient days and obtaining annual reimbursement rate increases. We plan to accomplish these goals by:

—	building relationships that enhance our presence in local and regional markets;

—	developing formal marketing initiatives and expanding referral networks;

—	continuing to provide high quality service; and

—	expanding our services and developing new services to take advantage of increased demand in select markets where we operate.

•	Grow Through Strategic Acquisitions — Our industry is highly fragmented and we plan to selectively pursue the acquisition of additional inpatient behavioral health care facilities. There are approximately 500 acute and residential treatment facilities in the United States and the top three providers operate approximately 20% of these facilities. We believe there are a number of acquisition candidates available at attractive valuations, and we have a number of potential acquisitions that are in various stages of development and consideration. We believe our focus on inpatient behavioral health care provides us with a strategic advantage when assessing a potential acquisition. We employ a disciplined acquisition strategy that is based on defined criteria, including quality of service, return on invested capital and strategic benefits.

•	Enhance Operating Efficiencies — Our management team has extensive experience in the operation of multi-facility health care services companies. We intend to focus on improving our profitability by optimizing staffing ratios, controlling contract labor costs and reducing supply costs through group purchasing. We believe that our focus on efficient operations increases our profitability and will attract qualified behavioral health care professionals and patients.

          Psychiatric Solutions is a Delaware corporation. Our principal executive office is located at 840 Crescent Centre Drive, Suite 460, Franklin, Tennessee 37067, and our telephone number is (615) 312-5700. Our website can be found at www.psysolutions.com. Information on our website is not deemed to be part of this prospectus.

The Offering

Common stock offered by us	2,850,000 shares

Common stock offered by selling stockholders	150,000 shares

Common stock to be outstanding after the offering	20,003,391 shares(1)

Use of proceeds	We intend to use the net proceeds from shares sold by us in the offering to redeem $50.0 million of our 10 5/8% senior subordinated notes due June 15, 2013 (including a redemption premium of $5.3 million) and to pay down a portion of our revolving credit facility. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Nasdaq National Market symbol	“PSYS”

Risk Factors	For a discussion of certain risks that should be considered in connection with an investment in our common stock, see “Risk Factors.”

(1)	Based on 17,104,228 shares of common stock outstanding on December 13, 2004, which reflects the conversion of all of our outstanding series A convertible preferred stock into shares of our common stock. Also includes 49,163 shares issuable upon exercise of outstanding stock options by certain selling stockholders who intend to exercise such options and sell such shares in the offering. Unless otherwise indicated, information contained in this prospectus regarding the number of shares of common stock outstanding after this offering does not include the following:

•	shares issuable by us upon exercise of the underwriters’ overallotment option;

•	1,793,426 shares issuable upon exercise of outstanding stock options granted under our Amended and Restated Psychiatric Solutions, Inc. Equity Incentive Plan and our Amended and Restated Psychiatric Solutions, Inc. Outside Directors’ Non-Qualified Stock Option Plan with a weighted average exercise price of $13.93 per share;

•	11,391 shares issuable upon exercise of outstanding stock options granted separately from our stock option plans with a weighted average exercise price of $28.10; and

•	3,666 shares issuable upon the exercise of outstanding warrants with a weighted average exercise price of $14.69 per share.

Summary Historical Financial and Operating Data

          The following table sets forth summary historical financial and operating data of Psychiatric Solutions for, or as of the end of, each of the nine months ended September 30, 2004 and 2003 and each of the years ended December 31, 2003, 2002 and 2001. The summary historical financial data as of and for each of the years ended December 31, 2003, 2002 and 2001 were derived from the audited consolidated financial statements of Psychiatric Solutions incorporated by reference in this prospectus. The summary historical financial data as of and for the nine months ended September 30, 2004 and 2003 were derived from the unaudited condensed consolidated financial statements of Psychiatric Solutions incorporated by reference in this prospectus. These unaudited condensed consolidated financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004. You should read this table in conjunction with Psychiatric Solutions’ consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” incorporated by reference in this prospectus.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004(1)	2003(1)	2003(1)	2002	2001

	(Dollars in thousands, except per share
	and other operating data)
Revenue	$351,957	$188,455	$284,946	$113,912	$43,999
Costs and expenses:
Salaries, wages and employee benefits	191,368	96,494	147,069	62,326	26,183
Other operating expenses	107,624	65,319	96,735	35,716	11,322
Provision for bad debts	8,080	3,875	6,315	3,681	662
Depreciation and amortization	7,096	3,621	5,734	1,770	945
Interest expense	14,077	9,363	14,781	5,564	2,660
Other expenses	6,407	5,159	5,271	178	1,237

Total costs and expenses	334,652	183,831	275,905	109,235	43,009
Income from continuing operations before income taxes	$17,305	$4,624	$9,041	$4,677	$990

Net income	$10,434	$2,613	$5,216	$5,684	$2,578

Net income available to common stockholders	$9,778	$2,121	$4,405	$5,684	$2,578

Basic earnings per share	$0.72	$0.26	$0.53	$0.93	$0.51

Diluted earnings per share	$0.60	$0.24	$0.44	$0.86	$0.49

Balance Sheet Data (End of Period):
Cash	$17,722	$9,996	$44,954	$2,392	$1,262
Working capital (deficit)	36,621	31,722	67,153	2,369	(3,624)
Property and equipment, net	194,043	134,692	149,589	33,547	17,980
Total assets	453,876	289,303	347,658	90,138	54,294
Total debt	244,352	174,300	175,003	43,822	36,338
Stockholders’ equity	119,024	34,713	91,328	30,549	9,238
Other Operating Data:
Number of facilities	34	22	24	5	4
Number of licensed beds	4,331	2,886	3,128	699	489
Admissions	35,897	18,041	35,824	14,737	3,027
Patient days	722,801	333,361	678,506	145,575	30,511
Average length of stay	20	18	19	10	10

(footnote on following page)

(1)	In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that all components of an entity that have been disposed of (by sale, by abandonment or in a distribution to owners) or are held for sale and whose cash flows can be clearly distinguished from the rest of the entity be presented as discontinued operations. During 2004, we exited three of our contracts to manage state-owned facilities in Florida. Accordingly, the operations of these contracts, net of applicable income taxes, have been presented as discontinued operations and prior period condensed consolidated statements of income have been reclassified.

RISK FACTORS

          Investing in our common stock involves a high degree of risk. You should consider carefully each of the following risks and all other information contained or incorporated by reference in this prospectus before deciding to purchase shares of our common stock. If any of the events described below actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly, and you could lose all or part of your investment.

Risks Related to Us and Our Business

If we fail to comply with extensive laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

          The health care industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

•	billing for services;

•	relationships with physicians and other referral sources;

•	adequacy of medical care;

•	quality of medical equipment and services;

•	qualifications of medical and support personnel;

•	confidentiality, maintenance and security issues associated with health-related information and medical records;

•	licensure;

•	hospital rate or budget review;

•	operating policies and procedures; and

•	addition of facilities and services.

          Among these laws are the anti-kickback provision of the Social Security Act (the “Anti-kickback Statute”) and the provision of the Social Security Act commonly known as the “Stark Law.” These laws impact the relationships that we may have with physicians and other referral sources. The Office of Inspector General (“OIG”) of the Department of Health and Human Services (“HHS”) has enacted safe harbor regulations that outline practices that are deemed protected from prosecution under the Anti-kickback Statute. Our current financial relationships with physicians and other referral sources may not qualify for safe harbor protection under the Anti-kickback Statute. Failure to meet a safe harbor does not mean that the arrangement automatically violates the Anti-kickback Statute, but may subject the arrangement to greater scrutiny. Further, we cannot guarantee that practices that are outside of a safe harbor will not be found to violate the Anti-kickback Statute.

          In order to comply with the Stark Law, our financial relationships with physicians and their immediate family members must meet an exception. We structure our relationships to meet an exception to the Stark Law, but the regulations implementing the exceptions, some of which are still under review, are detailed and complex, and we cannot guarantee that every relationship fully complies with the Stark Law.

          If we fail to comply with the Anti-kickback Statute, the Stark Law or other applicable laws and regulations, we could be subjected to penalties, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more inpatient facilities), and exclusion of one or more of our inpatient facilities from participation in the Medicare, Medicaid and other federal and state health care programs. In addition, if we do not operate our inpatient facilities in accordance with applicable law, our inpatient facilities may lose their licenses or the ability to participate in third party reimbursement programs.

          Because many of these laws and regulations are relatively new, we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our inpatient facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, financial condition, results of operations or prospects and our business reputation could suffer significantly. In addition, we are unable to predict whether other legislation or regulations at the federal or state level will be adopted.

We may be required to spend substantial amounts to comply with legislative and regulatory initiatives relating to privacy and security of patient health information and standards for electronic transactions.

          There are currently numerous legislative and regulatory initiatives at the federal and state levels addressing patient privacy and security concerns. In particular, federal regulations issued under the Health Insurance Portability Accountability Act of 1996 contain provisions that have required, and in the future may require, our facilities to implement costly new computer systems and to adopt business procedures designed to protect the privacy and security of each of their patients’ individually identifiable health and related financial information. Compliance with the privacy regulations was required on April 14, 2003 for most health care organizations, including our inpatient facilities. The privacy regulations have had a financial impact on the health care industry because they impose extensive new administrative requirements, restrictions on the use and disclosure of individually identifiable patient health and related financial information, provide patients with new rights with respect to their health information and require our inpatient facilities to enter into contracts extending many of the privacy regulation requirements to third parties who perform functions on our behalf involving health information.

          On February 20, 2003, HHS issued final security regulations. Compliance with these security regulations is required by April 21, 2005 for most health care organizations, including our inpatient facilities. These security regulations require our inpatient facilities to implement administrative, physical and technical safeguards to protect the integrity, confidentiality and availability of electronically received, maintained or transmitted patient individually identifiable health and related financial information. We cannot predict the total financial or other impact of these regulations on our business. Compliance with these regulations requires substantial expenditures, which could negatively impact our financial results. In addition, our management has spent, and may spend in the future, substantial time and effort on compliance measures.

          On August 17, 2000, HHS issued regulations requiring most health care organizations, including our inpatient facilities, to use standard data formats and code sets by October 16, 2003 when electronically transmitting information in connection with several types of transactions, including health claims, health care payment and remittance advice and health claim status transactions. We have implemented or upgraded computer systems, as appropriate, at our inpatient facilities and at our corporate headquarters to comply with the new transaction and code set regulations and have tested these systems with several of our payers.

          Violations of the privacy, security and transaction regulations could subject our inpatient facilities to civil penalties of up to $25,000 per calendar year for each provision contained in the privacy, security and transaction regulations that is violated and criminal penalties of up to $250,000 per violation for certain other violations. Since there is no history of enforcement efforts by the federal government at this time, it is not possible to ascertain the likelihood of enforcement efforts in connection with these regulations or the potential for fines and penalties which may result from the violation of the regulations.

Other companies within the health care industry continue to be the subject of federal and state investigations, which increases the risk that we may become subject to investigations in the future.

          Both federal and state government agencies as well as private payors have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of health care organizations. These investigations relate to a wide variety of topics, including:

•	cost reporting and billing practices;

•	quality of care;

•	financial relationships with referral sources;

•	medical necessity of services provided; and

•	treatment of indigent patients.

          The OIG and the U.S. Department of Justice have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Moreover, health care providers are subject to civil and criminal false claims laws, including the federal False Claims Act, which allows private parties to bring whistleblower lawsuits against private companies doing business with or receiving reimbursement under federal health care programs. Some states have adopted similar state whistleblower and false claims provisions. Publicity associated with the substantial amounts paid by other health care providers to settle these lawsuits may encourage our current and former employees and other health care providers to bring whistleblower lawsuits. Any investigations of us or our executives or managers could result in significant liabilities or penalties as well as adverse publicity.

As a provider of health care services, we are subject to claims and legal actions by patients and others.

          Facilities acquired by us may have unknown or contingent liabilities, including liabilities related to patient care and liabilities for failure to comply with health care laws and regulations, which could result in large claims and significant defense costs. Although we generally seek indemnification covering these matters from prior owners of facilities we acquire, material liabilities for past activities of acquired facilities may exist and such prior owners may not be able to satisfy their indemnification obligations. We are also susceptible to being named in claims brought related to patient care and other matters at inpatient facilities owned by third parties and operated by us.

          To protect ourselves from the cost of these claims, professional malpractice liability insurance and general liability insurance coverage is maintained in amounts and with deductibles common in the industry. Due to our acquisition of Ramsay Youth Services, Inc. (“Ramsay”), we have two distinct insurance programs that cover our inpatient facilities. For our inpatient facilities that were not acquired from Ramsay, we have obtained professional and general liability insurance for claims in excess of $3 million with an insured limit of $10 million. In December 2003, we increased this insured limit to $20 million. For the inpatient facilities acquired from Ramsay, we have obtained professional and general liability insurance for claims in excess of $500,000 with an insured limit of $25 million. These policies include umbrella coverage of $20 million and $25 million, respectively. The self-insured reserves for professional and general liability risks are calculated based on historical claims, demographic factors, industry trends, severity factors, and other actuarial assumptions calculated by an independent third party. The self-insured reserve is discounted to its present value using a 5% discount rate. This estimated accrual for professional and general liabilities could be significantly affected should current and future occurrences differ from historical claim trends and expectations. We have established a captive insurance company to manage this additional self-insured retention for our inpatient facilities not acquired from Ramsay. While claims are monitored closely when estimating professional and general liability accruals, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in these estimates. There are no assurances that our insurance will cover all claims (e.g., claims for punitive damages) or that claims in excess of our insurance coverage will not arise. A successful lawsuit against us that is not covered by, or is in excess of, our insurance coverage may have a material adverse effect on our business, financial condition and results of operations. This insurance coverage may not continue to be available at a reasonable cost, especially given the significant increase in insurance premiums generally experienced in the health care industry.

If federal or state health care programs or managed care companies reduce reimbursement rates for services provided, revenues may decline.

          A large portion of our revenue comes from the Medicare and Medicaid programs. In recent years, federal and state governments have made significant changes in these programs.

          On November 3, 2004, CMS announced final regulations adopting a prospective payment system for services provided by inpatient behavioral health care hospitals. Inpatient behavioral health care facilities historically have been reimbursed based on reasonable cost, subject to a discharge ceiling. For cost reporting periods after January 1, 2005, CMS will begin to phase in over a three-year period a prospective payment system which will pay inpatient behavioral health care facilities a per diem base rate. During the three-year phase-in period, CMS has agreed to a stop loss provision which will guarantee that a provider will receive at least 70% of the amount it would have been paid under the cost-based reimbursement system.

          The per diem base rate will be adjusted by factors that influence the cost of an individual patient’s care, such as each patient’s diagnosis related group, certain other medical and psychiatric comorbidities (i.e., other coexisting conditions that may complicate treatment), and age. The per diem amounts are calculated in part based on national averages, but will be adjusted for specific facility characteristics that increase the cost of patient care. The base rate per diem is intended to compensate a facility for costs incurred to treat a patient with a particular diagnosis, including nearly all labor and non-labor costs of furnishing covered inpatient behavioral health care services as well as routine, ancillary and capital costs. Payment rates for individual inpatient facilities will be adjusted to reflect geographic differences in wages and will allow additional outlier payments for expenses associated with extraordinary cases. Additionally, rural providers will receive an increased payment adjustment. Medicare will pay this per diem amount, as adjusted, regardless of whether it is more or less than a hospital’s actual costs. The per diem will not, however, include the costs of bad debt and certain other costs that are paid separately. Please see http://www.cms.hhs.gov/providers/ipfpps for additional information.

          Future federal and state legislation may reduce the payments we receive for our services.

          Insurance and managed care companies and other third parties from whom we receive payment are increasingly attempting to control health care costs by requiring that facilities discount their fees in exchange for exclusive or preferred participation in their benefit plans. This trend may continue and may reduce the payments received by us for our services.

If competition decreases the ability to acquire additional inpatient facilities on favorable terms, we may be unable to execute our acquisition strategy.

          Competition among hospitals and other health care providers in the United States has intensified in recent years due to cost containment pressures, changing technology, changes in government regulation and reimbursement, changes in practice patterns (such as shifting from inpatient to outpatient treatments), the impact of managed care organizations and other factors. An important part of our business strategy is to acquire inpatient facilities in growing markets. Some inpatient facilities and health care providers that compete with us have greater financial resources and a larger, more experienced development staff focused on identifying and completing acquisitions. In addition, some competitors are owned by governmental agencies or not-for-profit corporations supported by endowments and charitable contributions, and can finance capital expenditures on a tax-exempt basis. Any or all of these factors may impede our business strategy.

Our substantial indebtedness could adversely affect our financial condition.

          As of September 30, 2004, our total consolidated indebtedness was approximately $244.4 million.

          Our indebtedness could have important consequences to you including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring that a portion of our cash flow from operations be used for the payment of interest on our debt, thereby reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	restricting our ability to sell assets, including capital stock of our restricted subsidiaries, merge or consolidate with other entities, and engage in transactions with our affiliates;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the health care industry;

•	restricting our ability or the ability of our restricted subsidiaries to pay dividends or make other payments; and

•	placing us at a competitive disadvantage to our competitors that have less indebtedness.

We and our subsidiaries may be able to incur additional indebtedness in the future, including secured indebtedness. If new indebtedness is added to our and our subsidiaries’ current indebtedness levels, the related risks that we and they now face could intensify. In addition, our amended and restated credit facility requires us to maintain specified financial ratios and tests which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet those financial ratios and tests. We cannot assure you that we will meet those ratios and tests or that the lenders will waive any failure to meet those ratios and tests. A breach of any of these covenants would result in a default under the amended and restated credit facility and any resulting acceleration thereunder may result in a default under the indenture governing our 10 5/8% senior subordinated notes. If an event of default under our amended and restated credit facility occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.

Additional financing may be necessary to fund our acquisition program and capital expenditures, and additional financing may not be available when needed.

          Our acquisition program requires substantial capital resources. Likewise, the operation of existing inpatient facilities requires ongoing capital expenditures for renovation, expansion and the upgrade of equipment and technology.

          We may not receive additional financing on satisfactory terms. In addition, our level of indebtedness at any time may restrict our ability to borrow additional funds. If we are not able to obtain financing, then we may not be in a position to consummate acquisitions or undertake capital expenditures.

State efforts to regulate the sale of inpatient facilities operated by not-for-profit entities could prevent us from acquiring additional inpatient facilities and executing our business strategy.

          Hospital acquisitions generally require a longer period to complete than acquisitions in many other industries and are subject to additional regulatory uncertainty. Many states have adopted legislation regarding the sale or other disposition of facilities operated by not-for-profit entities. In other states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligations to protect charitable assets from waste. These legislative and administrative efforts focus primarily on the appropriate valuation of the assets divested and the use of the proceeds of the sale by the non-profit seller. In addition, the acquisition of facilities in certain states requires advance regulatory approval under “certificate of need” or state licensure regulatory regimes. These state-level procedures could seriously delay or even prevent us from acquiring inpatient facilities, even after significant transaction costs have been incurred.

Recently acquired businesses and businesses acquired in the future will expose us to increased operating risks.

          We acquired 19 inpatient facilities in 2003 and have acquired 10 inpatient facilities thus far in 2004.

          This expansion exposes us to additional business and operating risk and uncertainties, including:

•	our ability to effectively manage the expanded activities;

•	our ability to realize our investment in the increased number of inpatient facilities;

•	our exposure to unknown liabilities; and

•	our ability to meet contractual obligations.

          If we are unable to manage this expansion efficiently or effectively, or are unable to attract and retain additional qualified management personnel to run the expanded operations, it could have a material adverse effect on our business, financial condition and results of operations.

If we fail to improve the operations of acquired inpatient facilities, we may be unable to achieve our growth strategy.

          We may be unable to maintain or increase the profitability of, or operating cash flows at, any existing hospital or other acquired inpatient facility, effectively integrate the operations of any acquisitions or otherwise achieve the intended benefit of our growth strategy. To the extent that we are unable to enroll in third party payor plans in a timely manner following an acquisition, we may experience a decrease in cash flow or profitability.

We depend on our relationships with physicians who use our inpatient facilities.

          Our business depends upon the efforts and success of the physicians who provide health care services at our inpatient facilities and the strength of the relationships with these physicians.

          Our business could be adversely affected if a significant number of physicians or a group of physicians:

•	terminate their relationship with, or reduce their use of, our inpatient facilities;

•	fail to maintain acceptable quality of care or to otherwise adhere to professional standards;

•	suffer damage to their reputation; or

•	exit the market entirely.

We depend on our key management personnel.

          We are highly dependent on our senior management team, which has many years of experience addressing the broad range of concerns and issues relevant to our business. We have entered into employment agreements with Joey A. Jacobs, Chief Executive Officer, and Jack Salberg, Chief Operating Officer, which include non-competition and non-solicitation provisions. Key man life insurance policies are not maintained on any member of senior management other than Mr. Jacobs. The loss of key management or the inability to attract, retain and motivate sufficient numbers of qualified management personnel could have a material adverse effect on us.

While we believe that we currently have adequate internal controls in place, we are exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

          We are evaluating our internal controls systems in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. We are performing the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we are incurring additional expenses and a diversion of management’s time. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of same on our operations since there is no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. Any such action could adversely affect our financial results and the market price of our common stock.

Risks Related to the Offering

The price of our common stock may be volatile and this may adversely affect our stockholders.

          Following this offering, the price at which our common stock will trade may be volatile. The public offering price may not be indicative of the price at which our common stock will trade in the future. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of health care companies. The market price of our common stock after this offering may be influenced by many factors, including:

•	our operating and financial performance;

•	the depth and liquidity of the market for our common stock;

•	future sales of common stock or the perception that sales could occur;

•	investor perception of our business and our prospects;

•	developments relating to litigation or governmental investigations;

•	changes or proposed changes in health care laws or regulations or enforcement of these laws and regulations, or announcements relating to these matters;

•	changes in market conditions in the mental health or behavioral health care industries;

•	timing of acquisitions;

•	ratings by equity analysts and rating agencies; and

•	general economic and stock market conditions.

          In addition, the stock market in general, and the Nasdaq National Market in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of health care provider companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert our management’s attention and resources from the operation of our business.

Future sales of our common stock may adversely affect our stock price.

          Sales of a substantial number of our shares of common stock in the public market following this offering, or the perception that these sales could occur, could substantially decrease the market price of our common stock. All the shares sold in this offering will be freely tradeable, other than those shares sold to our affiliates. Substantially all of the shares of our common stock held by our affiliates are available for resale in the public market in compliance with Rule 144 or Rule 701 under the Securities Act of 1933, subject to the restrictions on sale or transfer during the lock-up period following the date of this prospectus. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. We can make no prediction as to the effect, if any, that future sales of common stock, or the availability of common stock for future sale, will have on the market price of our common stock prevailing from time to time.

Our quarterly operating results have varied in the past and may vary in the future and such variations may adversely affect our stock price.

          If our quarterly net revenue and operating results fall below the expectations of securities analysts and investors, the market price of our common stock could fall substantially and prevent investors from reselling their shares of our common stock at or above the offering price. Operating results vary depending on a number of factors, many of which are outside our control, including:

•	demand for our services;

•	loss of a significant unit management contract;

•	introduction of new competitors;

•	the loss of key personnel;

•	wage and cost pressures;

•	timing and rates of reimbursement;

•	same-facility results;

•	timing of acquisitions;

•	costs related to acquisitions of technologies or businesses; and

•	general economic factors.

As we do not anticipate paying cash dividends in the future, you should not expect any return on your investment except through appreciation, if any, in the value of our common stock.

          You should not rely on an investment in our common stock to provide dividend income, as we do not plan to pay dividends on our common stock in the foreseeable future. Thus, if you are to receive any return on your investment in our common stock, it will likely have to come from the appreciation, if any, in the value of our common stock. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors.

Provisions in our certificate of incorporation and bylaws, as well as Delaware law, may hinder a change of control.

          Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of the Delaware General Corporation Law, could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to you. These provisions include:

•	classification of the board of directors into three classes;

•	our board’s authorization to issue shares of preferred stock, on terms the board determines in its discretion, without stockholder approval; and

•	provisions of Delaware law that restrict many business combinations.

          We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date it acquired such status unless appropriate board or stockholder approvals are obtained.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus includes or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, competition, trends or developments in our industries, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information incorporated by reference in this prospectus or included under the headings “Prospectus Summary” and “Use of Proceeds.” When used or incorporated by reference in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “seeks,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized.

          There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained or incorporated by reference in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus and the documents we incorporate by reference, including under the heading “Risk Factors” in this prospectus.

          In addition, future trends for pricing, margins, revenue and profitability remain difficult to predict in the industries that we serve. There may also be other factors that may cause our actual results to differ materially from the forward-looking statements.

          All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included or incorporated by reference in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by applicable securities laws.

USE OF PROCEEDS

          We estimate that our net proceeds from the sale of the shares of common stock we are offering will be approximately $91.1 million, after deducting the underwriting discounts and approximately $175,000 of estimated offering expenses payable by us. We will not receive any of the net proceeds from the sale of shares by the selling stockholders. See “Principal and Selling Stockholders.”

          We intend to use approximately $55.3 million of the net proceeds from our sale of shares of common stock to redeem $50.0 million of our 10 5/8% senior subordinated notes due June 15, 2013 and pay a redemption premium of $5.3 million. We expect to issue an irrevocable notice of redemption to the noteholders as soon as practicable upon completion of the offering. The balance of the net proceeds will be used to pay down a portion of our revolving line of credit with Bank of America, N.A. that matures in January 2007. As of September 30, 2004, the weighted average interest rate under the revolving line of credit was 4.8%. From time to time, we have drawn on our revolving line of credit to finance the acquisition of inpatient behavioral health care facilities. Pending the application of the net proceeds, we expect to invest the proceeds in short-term, interest bearing, investment-grade marketable securities or money market obligations.

MARKET PRICE OF COMMON STOCK

          Our common stock has traded on the Nasdaq National Market under the symbol “PSYS” since August 6, 2002. Prior to August 6, 2002, our common stock was traded on the Nasdaq National Market under the symbol “PMRP.”

          The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share as reported on the Nasdaq National Market for our common stock and, prior to August 6, 2002, for PMR Corporation’s common stock. The stock prices have been adjusted to reflect a 1-for-3 reverse stock split effected on August 5, 2002.

	High	Low

2002
First Quarter	$7.68	$4.89
Second Quarter	$11.43	$3.72
Third Quarter	$6.75	$4.75
Fourth Quarter	$5.94	$5.00
2003
First Quarter	$8.50	$4.47
Second Quarter	$10.17	$7.95
Third Quarter	$14.51	$9.53
Fourth Quarter	$20.95	$12.26
2004
First Quarter	$23.10	$17.64
Second Quarter	$27.95	$17.97
Third Quarter	$29.04	$21.24
Fourth Quarter (through December 14, 2004)	$34.50	$22.33

          At the close of business on December 13, 2004, there were approximately 222 holders of record of our common stock.

CAPITALIZATION

          The following table sets forth the cash and cash equivalents and our consolidated capitalization as of September 30, 2004. You should read this table in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus. See “Summary — Summary Historical Financial and Operating Data” and “Use of Proceeds” included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus.

	As of September 30, 2004

		As Adjusted for
	Actual	the Offering

	(Unaudited)
	(Dollars in thousands)
Cash and cash equivalents	$17,722	$17,722

Debt:
Amended and restated credit facility due January 6, 2007	$70,000	$34,245
Mortgage loans due 2037 and 2038(1)	23,668	23,668
Capital lease obligations	171	171
10 5/8% senior subordinated notes	150,000	100,000
Subordinated seller notes with varying maturities	513	513

Total debt	$244,352	$158,597
Series A convertible preferred stock(2)	10,117	10,117
Common stockholders’ equity	119,024	203,178

Total capitalization	$373,493	$371,892

(1)	The mortgage loans insured by the U.S. Department of Housing and Urban Development (“HUD”) are secured by real estate located at Holly Hill Hospital in Raleigh, North Carolina, West Oaks Hospital in Houston, Texas and Riveredge Hospital near Chicago, Illinois. Interest accrues on the Holly Hill, the West Oaks and the Riveredge HUD loans at 5.95%, 5.85% and 5.65% and principal and interest are payable in 420 monthly installments through December 2037, September 2038 and December 2038, respectively.

(2)	During 2003, we sold 4,545,454 shares of our series A convertible preferred stock to certain investors in a private placement for $25.0 million. During the nine months ended September 30, 2004, 2,727,272 shares of our series A convertible preferred stock were converted into 2,871,028 shares of our common stock. Subsequent to September 30, 2004, the remaining 1,818,182 shares of our series A convertible preferred stock were converted into 1,942,442 shares of our common stock. We currently do not have any shares of Series A convertible preferred stock outstanding.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth information with respect to ownership of our common stock as of December 13, 2004 by:

•	each beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	certain of our current executive officers;

•	each of our selling stockholders; and

•	all of our directors and executive officers as a group.

          To our knowledge, unless otherwise indicated, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned. We are unaware of any person, other than those listed below, who beneficially owns more than 5% of the outstanding shares of our common stock. All computations are based on 17,104,228 shares of common stock outstanding on December 13, 2004 and 20,003,391 outstanding following the offering.

			Percent of Voting
			Power of Common
			Stock(1)

			Prior to	Following
	Number of Shares	Number of Shares	the	the
Name of Beneficial Owner, Executive Officer or Director	Beneficially Owned	to be Sold	Offering	Offering

Beneficial Owners, Directors and Executive Officers
Joey A. Jacobs(2)	406,741	100,837	2.3%	1.5%
Steven T. Davidson(3)	6,250		*	*
Jack R. Salberg(4)	85,466	40,163	*	*
Jack E. Polson(5)	38,241		*	*
Brent Turner(6)	23,250		*	*
Christopher Grant, Jr.(7)	2,933		*	*
Edward K. Wissing(8)	11,436	9,000	*	*
Ann H. Lamont(9)	16,221		*	*
Richard D. Gore(10)	3,000		*	*
Mark P. Clein(11)	66,842		*	*
William F. Carpenter III(12)	1,000		*	*
William M. Petrie, MD	9,364		*	*
All directors and executive officers as a group (12 persons)(13)	670,744	150,000	3.8%	2.5%
Selling Stockholders
Joey A. Jacobs(2)	406,741	100,837	2.3%	1.5%
Jack R. Salberg(4)	85,466	40,163	*	*
Edward K. Wissing(8)	11,436	9,000	*	*

*	Less than 1%

(1)	Under SEC rules, the number of shares shown as beneficially owned includes shares of common stock subject to options that currently are exercisable or will be exercisable within 60 days of December 13, 2004. Shares of common stock subject to options that are currently exercisable or will be exercisable within 60 days of December 13, 2004 are considered to be outstanding for the purpose of computing the percentage of the shares held by a holder, but are not considered to be outstanding for computing the percentage held by others.

(2)	Mr. Jacobs is our Chairman, Chief Executive Officer and President. Includes options to purchase 263,646 shares.

(3)	Includes options to purchase 6,250 shares.

(4)	Mr. Salberg is our Chief Operating Officer. Includes options to purchase 82,133 shares.

(5)	Includes options to purchase 38,241 shares.

(6)	Includes options to purchase 23,250 shares.

(7)	Includes options to purchase 2,933 shares.

(8)	Mr. Wissing is one of our directors. Includes options to purchase 11,436 shares.

(9)	The number of shares beneficially owned by Ms. Lamont includes options granted to Ms. Lamont to purchase 3,000 shares of common stock. Includes 178 shares of common stock by Oak Investment Partners X, Limited Partnership and 9 shares of common stock owned by Oak X Affiliates Fund, Limited Partnership. Ms. Lamont is the general partner of Oak Investment Partners X, Limited Partnership and the general partner of Oak X Affiliates Fund, Limited Partnership. Ms. Lamont disclaims beneficial ownership of such securities, other than 13,034 shares of our common stock owned directly and options to purchase 3,000 shares of our common stock.

(10)	Includes options to purchase 3,000 shares.

(11)	Includes options to purchase 48,810 shares. Mr. Clein, one of our directors and, formerly, the chief executive officer of PMR Corporation, plans to sell up to 15,000 shares of our common stock if the underwriters exercise their overallotment option.

(12)	Includes options to purchase 1,000 shares.

(13)	Includes options to purchase 483,529 shares.

DESCRIPTION OF CAPITAL STOCK

          Our amended and restated certificate of incorporation provides that our authorized capital stock consists of 48,000,000 shares of common stock, $0.01 par value, and 6,000,000 shares of preferred stock, $0.01 par value. As of December 13, 2004, there were 17,104,228 shares of our common stock outstanding and no shares of preferred stock outstanding.

Common Stock

          Subject to the rights and preferences specifically granted to our preferred stockholders, our common stockholders are entitled to receive dividends as they may be declared by our board of directors. Our common stockholders do not have fixed or cumulative dividend rights. Upon our liquidation or dissolution, holders of our common stock are entitled to share ratably in all of our assets remaining after payment of our liabilities and payment of any preferential liquidation rights of our preferred stock then outstanding. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Cumulative voting for directors is not permitted. Subject to certain exceptions, removal of any director (or of our entire board of directors), approval of amendments to our amended and restated certificate of incorporation and approval of amendments to our amended and restated bylaws generally require the affirmative vote of the holders of two-thirds of the combined voting power of our then-outstanding shares of capital stock, voting together as a single class. Our amended and restated certificate of incorporation and amended and restated bylaws contain no provision that would require greater than a majority of stockholders to approve mergers, consolidations, sales of a substantial amount of assets, or other similar transactions. Our common stockholders do not have preemptive rights to purchase shares of our common stock. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in this offering will be, upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to those of the holders of any preferred stock that we may issue in the future.

Preferred Stock Rights and Preferences

          Our amended and restated certificate of incorporation authorizes our board of directors to designate any series of preferred stock, to designate the powers, preferences, and rights of the shares of any series so designated, and to designate the qualifications, limitations, or restrictions of the series itself all without further action by the holders of our common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. We previously authorized and issued series A convertible preferred stock to certain investors. All of the outstanding shares of series A preferred stock have been converted into shares of our common stock. We have no present plan to issue any additional shares of preferred stock.

Anti-Takeover Considerations and Special Provisions of Delaware Law, our Amended and Restated Certificate of Incorporation, and our Amended and Restated Bylaws

Delaware Anti-Takeover Law

          We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate takeovers. This section prevents Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an interested stockholder);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder,

for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10% of our assets.

          However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an interested stockholder, prior to the date of that transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

          This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

          A number of provisions of our amended and restated certificate of incorporation and our amended and restated bylaws concern matters of corporate governance and the rights of our stockholders. Provisions that grant our board of directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may discourage takeover attempts that are not first approved by our board of directors, including takeovers which may be considered by some stockholders to be in their best interests. Certain provisions could delay or impede the removal of incumbent directors even if such removal would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect our interests and the interests of our stockholders.

          Classified Board of Directors. Our amended and restated certificate of incorporation divides our board of directors into three classes. Moreover, no director may be removed prior to the expiration of his or her term except for cause and upon the vote of at least two-thirds of the combined voting power of the then outstanding shares of our common stock. These provisions in our amended and restated certificate of incorporation may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company and may maintain the incumbency of our board of directors because this structure generally increases the difficulty of, or may delay, replacing a majority of the directors.

          Meetings of Stockholders. Our amended and restated bylaws provide that annual meetings of our stockholders may take place at the time and place established by our board of directors. A special meeting of our stockholders may be called at any time by either the chairman of the board, the chief executive officer, the president, or a majority of the board of directors, and the stockholders are entitled to written notice thereof.

          Filling of Board Vacancies. Our amended and restated certificate of incorporation provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office, even though that number may be less than a quorum of the board of directors.

          Amendment of the Certificate of Incorporation. Our amended and restated certificate of incorporation may be amended or repealed by an affirmative vote of at least two-thirds of the combined voting power of the then-outstanding shares of stock entitled to vote on the proposed amendment. In the event that a resolution to amend the amended and restated certificate of incorporation is adopted by an affirmative vote of at least 80% of our board of directors, final approval of the amendment only requires an affirmative vote of a majority of the combined voting power then outstanding.

          Amendment of the Bylaws. Our amended and restated bylaws may be amended or repealed by a majority of our board of directors. Any amendment or repeal of our amended and restated bylaws that has not previously received the approval of our board shall require for adoption the affirmative vote of the holders of at least a two-thirds of the voting power of our then outstanding shares of stock entitled to vote on any proposed amendment of our amended and restated bylaws.

Limitations on Liability and Indemnification of Officers and Directors

          Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for certain breaches of fiduciary duty as a director to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation also provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law, and we must advance expenses to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain exceptions. These obligations apply with equal force to any surviving or constituent entities to a merger to which we may be a party. We also carry directors’ and officers’ liability insurance.

          The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. They may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though an action of this kind, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholders’ investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, we believe that these indemnification provisions are necessary to attract and retain qualified directors and officers.

Transfer Agent and Registrar

          StockTrans, Inc. is the transfer agent and registrar for our common stock.

Listing

          Our common stock is listed on the Nasdaq National Market under the trading symbol “PSYS.”

UNDERWRITING

          We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	971,250
Citigroup Global Markets Inc.	832,500
Lehman Brothers Inc.	277,500
Raymond James & Associates, Inc.	277,500
Banc of America Securities LLC	222,000
Avondale Partners, LLC	194,250
J.P. Morgan Securities Inc.	75,000
Piper Jaffray & Co.	75,000
Stephens Inc.	75,000

Total	3,000,000

          The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

          We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

          The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $1.01 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After this public offering, the public offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount and proceeds before expenses to us and to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$33.70	$101,100,000	$116,265,000
Underwriting discount	$1.685	$5,055,000	$5,813,250
Proceeds, before expenses, to Psychiatric Solutions	$32.015	$91,242,750	$105,169,275
Proceeds, before expenses, to the selling stockholders	$32.015	$4,802,250	$5,282,475

          The expenses of the offering, not including the underwriting discount, are estimated at $175,000 and are payable by us.

Overallotment Option

          The underwriters may also purchase up to an additional 450,000 shares from us and one of our directors at the purchase price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

          We, our executive officers and directors and the selling stockholders and their affiliates have agreed, with certain exceptions, not to sell or transfer any common stock for 75 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch and Citigroup. Specifically, we and these other individuals have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

          This lockup provision applies both to our common stock and to securities convertible into or exchangeable or exercisable for our common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Price Stabilization, Short Positions and Penalty Bids

          Until the distribution of our common stock offered hereby is completed, the SEC rules may limit the underwriters from bidding for or purchasing our common stock. However, the representative may engage in transactions that stabilize the price of our common stock, such as bids or purchases that peg, fix or maintain that price.

          The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering.

          “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Passive Market Making

          In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

          Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Website is not a part of this prospectus.

Other Relationships

          The underwriters and their affiliates have provided investment and commercial banking and financial advisory services from time to time for us in the ordinary course of business for which they have received customary fees. Affiliates of Banc of America Securities LLC and Lehman Brothers Inc. are lenders under our existing credit facility and will receive a portion of the proceeds of this offering. In addition, affiliates of certain of our underwriters hold certain of our 10 5/8% senior subordinated notes due June 15, 2013 and will receive a portion of the proceeds of this offering. In the event any such proceeds are greater than 10% of the aggregate offering proceeds received by us, then the requirements of NASD Conduct Rule 2710(h) will be complied with. Avondale Partners, LLC, an underwriter of this offering, provided financial advisory services to The Brown Schools, Inc. in connection with the sale of certain facilities of The Brown Schools, Inc. to us. Avondale Partners, LLC received a fee in connection with rendering such services on or about the date such sales closed.

          Any of the underwriters or their respective affiliates may in the future engage in investment banking or other transactions of a financial nature with us or our affiliates, including the provision of advisory services and the making of loans to us or our affiliates, for which they would receive customary fees or other payments.

LEGAL MATTERS

          Waller Lansden Dortch & Davis, PLLC has passed upon the validity of the shares of common stock offered by this prospectus on our behalf. Weil, Gotshal & Manges LLP advised the underwriters in connection with the offering of the common stock.

EXPERTS

          The consolidated financial statements of Psychiatric Solutions, Inc. at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003 appearing in Psychiatric Solutions, Inc.’s Current Report on Form 8-K dated November 24, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

          The consolidated financial statements of Ramsay Youth Services, Inc. and Subsidiaries (“Ramsay”), incorporated in this prospectus by reference from Amendment No. 2 to the Registration Statement of Psychiatric Solutions, Inc. on Form S-2, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in Ramsay’s method of accounting for goodwill and other intangible assets effective January 1, 2002), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          The consolidated financial statements of Northern Healthcare Associates and Subsidiaries incorporated by reference herein have been audited by Selznick & Company, LLP, independent certified public accountants, to the extent and for the periods set forth in their report and are included herein in reliance upon such report given upon authority of said firm as experts in auditing and accounting.

          The consolidated financial statements of Brentwood Health Management, LLC and Subsidiaries as of December 31, 2003 and for the year then ended, included in the Amended Current Report on Form 8-K/ A filed by Psychiatric Solutions, Inc. on May 12, 2004, have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and at regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

          We make available free of charge through our website, which you can find at www.psysolutions.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

          The SEC allows us to “incorporate by reference” the information we file with the SEC, which means:

•	incorporated documents are considered part of the prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file later with the SEC automatically will update and supersede information contained in the prospectus.

          We are incorporating by reference the following documents, which we have previously filed with the SEC:

(1) Consolidated Financial Statements of Ramsay Youth Services, Inc. and Subsidiaries as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 (incorporated by reference to Amendment No. 2 to our Registration Statement on Form S-2, filed on December 18, 2003 (Reg. No. 333-110206));

(2) Consolidated Financial Statements of Northern Healthcare Associates and Subsidiaries as of December 31, 2003 and 2002, and for the year ended December 31, 2003 and December 31, 2002 (incorporated by reference to Form 8-K/ A, filed on August 10, 2004);

(3) Consolidated Financial Statements of Brentwood Health Management, LLC and Subsidiaries as of December 31, 2003 and for the year then ended (incorporated by reference to Form 8-K/ A, filed on May 12, 2004);

(4) our Annual Report on Form 10-K for the year ended December 31, 2003;

(5) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

(6) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004;

(7) our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004;

(8) our Current Report on Form 8-K filed with the SEC on March 3, 2004;

(9) our Current Report on Form 8-K/A filed with the SEC on May 12, 2004;

(10) our Current Report on Form 8-K filed with the SEC on June 2, 2004;

(11) our Current Report on Form 8-K/A filed with the SEC on August 10, 2004;

(12) our Current Report on Form 8-K filed with the SEC on September 7, 2004;

(13) our Current Report on Form 8-K filed with the SEC on November 24, 2004;

(14) our Current Report on Form 8-K filed with the SEC on November 29, 2004;

(15) our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 9, 2004; and

(16) any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed; provided that the prospectus will not incorporate any information we may furnish to the SEC under Item 2.02 or Item 7.01 of Form 8-K.

          Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

          You can obtain copies of the documents incorporated by reference in the prospectus without charge through our website (www.psysolutions.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC, or by requesting them in writing or by telephone at the following address:

Psychiatric Solutions, Inc.
840 Crescent Centre Drive, Suite 460
Franklin, Tennessee 37067
Attention: Investor Relations
(615) 312-5700

3,000,000 Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Citigroup

Lehman Brothers

Banc of America Securities LLC

Raymond James

Avondale Partners

December 14, 2004